MR

13012633

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamersley Partners LLC

OFFICIAL USE ONLY
131134
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Hollis Street, Suite 350
(No. and Street)

Wellesley	MA	02482
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pavlina — 781-235-3235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & Der Ananian, LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Rd, Suite 101	Westford	MA	01886
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Pavlina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamersley Partners, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

~~Chief Executive Officer~~, Managing Principal

Title

Notary Public 2/__/13

ROBERTO CASTILLO
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 19, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMERSLEY PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 and 2011

HAMERSLEY PARTNERS, LLC

INDEX

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT

To the Managers of
HAMERSLEY PARTNERS, LLC
Wellesley, Massachusetts

We have audited the accompanying financial statements of HAMERSLEY PARTNERS, LLC which comprise balance sheets as of December 31, 2012 and 2011, and the related statements of operations, changes in members' capital, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS' REPORT (con't)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HAMERSLEY PARTNERS, LLC as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 11, 2013

HAMERSLEY PARTNERS, LLC

BALANCE SHEETS
As of December 31, 2012 and 2011

	2012	2011
Assets:		
Current Assets:		
Cash and cash equivalents	$ 496,854	$ 324,108
Accounts receivable	429,479	390,141
Other current assets	13,361	8,745
Total Current Assets	939,694	722,994
Fixed assets, net	2,682	2,057
Total Assets	$ 942,376	$ 725,051
Liabilities and Members' Capital:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 6,762	$ 12,089
Deferred income	-	4,500
Total Current Liabilities	6,762	16,589
Members' Capital:	935,614	708,462
Total Liabilities and Members' Captital	$ 942,376	$ 725,051

The accompanying notes are an integral part
of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Incentive fee income	$ 2,098,627	$ 1,520,695
Retainer fee income	9,000	138,000
Other	3	6
Total revenues	2,107,630	1,658,701
Operating expenses:		
Salaries and related expenses	107,762	57,961
Travel & entertainment	52,235	73,725
Occupancy	49,430	34,744
Professional fees	48,881	42,987
Consulting	33,945	12,083
Office supplies & expense	25,105	21,372
Dues & subscriptions	18,403	18,072
Communications	8,130	11,285
Charitable contributions	7,245	9,159
Regulatory	7,002	4,810
Miscellaneous	6,927	1,127
Automobile	4,413	3,763
Conferences	1,800	5,806
Insurance	1,041	842
Depreciation	661	3,732
Website	400	0
Total operating expenses	373,380	301,468
Net Income	$ 1,734,250	$ 1,357,233

The accompanying notes are an integral part
of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Years Ended December 31, 2012 and 2011

Balance, December 31, 2010	$	209,158
Member distribution		(857,929)
Net Income		1,357,233
Balance, December 31, 2011		708,462
Member distribution		(1,507,098)
Net Income		1,734,250
Balance, December 31, 2012	$	935,614

The accompanying notes are an integral part
of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

		2012		2011
Cash Flows from Operating Activities:				
Net Income	$	1,734,250	$	1,357,233
Adjustments to Reconcile Net Income to net cash provided in operating activities:				
Depreciation		1,800		3,732
(Increase) decrease in accounts receivable		(39,338)		(209,954)
(Increase) decrease in other current assets		(4,616)		(847)
Increase (decrease) in accounts payable and accrued expenses		(5,327)		(3,166)
Increase (decrease) in deferred income		(4,500)		4,500
Net cash provided in operating activities		1,682,269		1,151,498
Cash Flows used in Investing Activities:				
Purchase of fixed assets		(1,286)		(1,806)
Cash Flows from Financing Activities:				
Member distribution		(1,507,098)		(857,929)
Net cash (used) in financing activities		(1,507,098)		(857,929)
Net increase in cash and cash equivalents		173,885		291,763
Cash and cash equivalents - January 1,		324,108		32,345
Cash and cash equivalents - December 31,	$	497,993	$	324,108

The accompanying notes are integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Hamersley Partners, LLC (the Company) was organized on October 2, 2003. The Company, which is located in Wellesley, Massachusetts, is a registered Broker and Dealer in securities, and serves as a marketing and solicitation agent for investment managers and investment advisers. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Limited Liability Company / Income Taxes
The financial statements include only those assets, liabilities and results of operations which relate to the business of Hamersley Partners, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual income tax returns.

Recognition of Income
The Company receives incentive and retainer fees from clients under solicitation agreements. This income is recognized as revenue in the respective months for which these fees relate.

Concentration of Credit Risk
At times during the years ended December 31, 2012 and 2011, cash balances on deposit exceeded Federal Deposit Insurance Corporation insured limits.

Note 1. Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts
Management believes that all accounts receivable balances are fully collectible. Accordingly, allowances for potentially doubtful accounts were not considered necessary at December 31, 2012 or 2011.

Uncertainty in Income Taxes
Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At December 31, 2012 and 2011, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the tax authorities for a period of three years after filing.

Fair Value Measurement – Current Receivables and Payables
As required by Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", due to their short-term nature, the amounts recognized for all current receivables and payables approximate fair value.

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	3 years
Furniture & fixtures	7 years

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Note 2. Accounts Receivable Concentrations

Accounts receivable consists of amounts due from investment managers for incentive fees. The December 31, 2012 and 2011 balances include amounts due from one investment manager totaling $406,900 and $377,500, respectively.

Note 3. Fixed Assets

The Company's fixed assets are comprised of the following:

	2012	2011
Computer and office equipment	$ 19,111	$ 17,825
Furniture & fixtures	17,579	17,579
	36,690	35,404
Less accumulated depreciation	(34,008)	(33,347)
Fixed assets, net	$ 2,682	$ 2,057

Depreciation expense for the years ended December 31, 2012 and 2011 was $661 and $3,732, respectively.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $490,092 which was $485,092 in excess of its required net capital. At December 31, 2011, the Company had net capital of $307,519 which was a $302,519 in excess of its required net capital.

Note 5. Commitments

During the years ended December 31, 2012 and 2011, the Company leased office space and equipment in Boston and Wellesley, Massachusetts. Rental expense for the years ended December 31, 2012 and 2011 were $52,430 and $37,744, respectively. As of December 31, 2012, the Company is a tenant at will.

Rent expense included in the statement of operations is reported net of sub-rental income.

Note 6. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2012) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 7. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (i), as a third-party marketing firm focused on representing institutional-quality investment managers.

Note 8. Revenue Concentrations

Revenues from marketing and solicitation services from one investment manager represented 97% and 95% of revenues for the years ended 2012 and 2011, respectively.

Note 9. Subsequent Events

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of February 11, 2013, the date that the financial statements were available to be issued. There were no transactions or events that required disclosure as subsequent events.

HAMERSLEY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

COMPUTATION OF NET CAPITAL		
Members' capital		$ 935,614
Less non-allowable assets:		
Accounts receivable, net	$ 429,479	
Other current assets	13,361	
Fixed assets, net	2,682	
		445,522
Net Capital		$ 490,092
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		6,762
Total Aggregate Indebtedness		$ 6,762
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement		5,000
Excess Net Capital		$ 485,092
Ratio: Aggregate indebtedness to net capital		0.014

See accompanying notes
and independent auditors' report.

HAMERSLEY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2012)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	490,092
Net audit adjustments		0
Net Capital per above	$	490,092

See accompanying notes
and independent auditors' report.

Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Manager of
Hamersley Partners, LLC
Wellesley, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of Hamersley Partners, LLC (the Company), as of and for the years ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and

comparisons and the recordation differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal

control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, *the Financial Industry Regulatory Authority,* and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants
Westford, Massachusetts
February 11, 2013

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Managers of
HAMERSLEY PARTNERS, LLC
Wellesley, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by HAMERSLEY PARTNERS, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating HAMERSLEY PARTNERS, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). HAMERSLEY PARTNERS, LLC's management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 11, 2013

HAMERSLEY PARTNERS, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
For the Year Ended December 31, 2012

Payment Date	To Whom Paid		Amount
7/20/2012	SIPC	$	2,000
2/11/2013	SIPC		3,247
		$	5,247

See preceding independent accountants' report
on applying agreed-upon procedures
related to an entity's SIPC assessment reconciliation.